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SEC FILE NUMBER
8-70948

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Belzberg Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

589 Fifth Avenue, Suite 1602
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chris Theodoridis	917-374-7774	theodoridis@belzbergcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

151 West 42nd St., 19th Floor	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

9/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Theodoridis, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RSM US LLP, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LAUREN E. SMITH
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Westchester County
01SM6359718
MY COMMISSION EXPIRES 06/05/2025

Signature:

Title:
Chief Compliance Officer

Notary Public

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [ ] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Managing Member
Belzberg Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Belzberg Capital, LLC (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2024.

New York, New York
April 1, 2024

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

BELZBERG CAPITAL, LLC

FINANCIAL REPORT
AND
INDEPENDENT AUDITOR'S REPORT

For the year ended December 31, 2023

BELZBERG CAPITAL, LLC

Table of Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

Managing Member
Belzberg Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Belzberg Capital, LLC (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2024.

New York, New York
April 1, 2024

RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

BELZBERG CAPITAL LLC
Statement of Financial Condition
December 31, 2023

(amounts expressed in U.S. Dollars)

Assets	
Cash	$ 332,525
Advisory Fee Receivable	25,000
Total Assets	**$ 357,525**
Liabilities And Member's Equity	
Liabilities	
Accounts Payable	$ 22,500
Due to Related Parties	247,438
Total Liabilities	**$ 269,938**
Member's Equity	
Member's Equity	$ 216,077
Current Year Income/(Loss)	(128,490)
Total Member's Equity	**$ 87,587**
Total Liabilities and Member's Equity	**$ 357,525**

See accompanying notes to financial statement

Notes to the Financial Statement
(Amounts expressed in U.S. Dollars)

1. Organization and investment objective

Belzberg Capital, LLC (the "Company"), a Delaware limited liability company, was formed on April 13, 2021. The Company is a single member limited liability company wholly owned by an Affiliate (the "Parent").

The Company became a broker-dealer on June 23, 2023 and is registered with the Securities and Exchange Commission ("the SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company provides specialized financial services, and M&A consulting services as a Capital Acquisition Broker.

The Company does not conduct retail securities business, offer or hold customer accounts, nor holds or receives client or investor funds or securities.

2. Summary of significant accounting policies

Basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC").

Use of estimates

The preparation of financial statements in conformity with GAAP requires the entity to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements. Actual results could differ from those estimates and such differences may or may not be material.

Cash

In the normal course of business, the Company maintains cash balances in financial institutions, which at times may exceed the federally insured limit. The company does not believe that this results in any significant risk.

Revenue Recognition

The Company follows the provisions of Accounting Standards ASC 606, Revenue from Contracts with Customers. The standards are based on the principle that revenue from the transfer of goods and services should be recognized in line with the consideration that the Company expects to receive in exchange for the goods and services provided to its customers. The Company charges fees for ongoing specialized financial services and on the execution of brokered deals. The Company recognizes revenue monthly as the ongoing performance obligations of the contracts with its clients are met and on execution of the brokered deals. $25,000 of this revenue is in advisory fee receivable on the Statement of Financial Condition as of December 31, 2023.

Notes to the Financial Statement
(Amounts expressed in U.S. Dollars)

2. Summary of significant accounting policies (Continued)

Other expenses of the Company

All expenses are recorded on an accrual basis as incurred.

Concentration

For the year ended December 31, 2023, 100% of the Company's gross revenue and at December 31, 2023, 100% of advisory fee receivable came from transactions with one customer.

Segment Reporting

The Company is one segment for reporting purposes.

Current Expected Credit Loss

The Company evaluates all financial assets that are measured at amortized cost for credit losses under the Current Expected Credit Losses model. Financial assets include cash. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. Due to the short duration of these financial assets, there are no material estimates of credit losses related to these financial assets as of December 31,2023.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board issued Accounting Standards Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, or ASU 2023-07, which expands reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker, or CODM, and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment's profit or loss in assessing segment performance and deciding how to allocate resources. Additionally, ASU 2023-07 requires all segment profit or loss and assets disclosures to be provided on an annual basis. ASU 2023-07 is effective for fiscal years beginning after December 31, 2023. Although the adoption of ASU 2023-07 will not affect the Company's Statements of Financial Condition, Income (Loss), Changes in Equity or Cash Flows, the Company is currently in the process of evaluating the impact that ASU 2023-07 will have on its disclosures.

Income taxes

As a single-member limited liability company, the Company is disregarded as an entity separate from its owner and its operations are included in the federal and state income tax returns of its Parent. The Company is not allocated income taxes by its Parent.

Notes to the Financial Statement
(Amounts expressed in U.S. Dollars)

3. Related Party Transactions

The Company has a payable due to affiliates of $247,438 related to organization and administrative expenses.

4. Risk factors

The Company is required to oversee the activities of its brokers. There is a risk that illegal activity is not detected, and the Company could held subject to litigation.

5. Net capital requirements

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $62,587, which was $28,845 in excess of its required net capital of $33,742. The Company's ratio of aggregate indebtedness to net capital was 4.31 to 1.

6. Indemnifications

In the normal course of business, the Company may enter into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss under these indemnifications to be remote.

7. Subsequent events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued. Following the review, the Company has concluded that no subsequent events were noted.